Exhibit 99.2

GFL ENVIRONMENTAL PRICES UPSIZED offering of

Senior SECURED NOTES

VAUGHAN, ONTARIO (April 22, 2020) – GFL Environmental Inc. (NYSE: GFL, TSX: GFL) (“GFL”) today announced the pricing of US$500 million in aggregate principal amount of 4.250% senior secured notes due 2025 (the “Notes”) in a transaction that was significantly oversubscribed. The offering was upsized by US$100 million over the previously announced offering size of US$400 million. GFL intends to use the net proceeds from the offering of the Notes (the “Notes Offering”) for general corporate purposes, including future acquisitions.

The Notes being offered by GFL in the Notes Offering have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Notes are being offered only to qualified institutional buyers under Rule 144A and outside the United States in compliance with Regulation S under the Securities Act. In Canada, the Notes are to be offered and sold on a private placement basis in certain provinces of Canada.

This release shall not constitute an offer to sell or a solicitation of an offer to buy any security, nor shall there be any offer, solicitation or sale of any security in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 23 states in the United States. Across its organization, GFL has a workforce of more than 12,000 employees and provides its broad range of environmental services to more than 135,000 commercial and industrial customers and its solid waste collection services to more than 4 million households.

Forward-Looking Information

This release may contain forward-looking information including, but not limited to, the potential for an offering and issuance of the Notes by GFL and the use of proceeds therefrom. Such forward-looking information is based on certain assumptions and analysis made by GFL in light of its experience and perception of current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. Because forward-looking statements are related to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. However, whether actual results, performance or achievements will conform to GFL’s expectations and predictions is subject to market conditions and a number of known and unknown risks and uncertainties which could cause actual results to differ materially from GFL’s expectations. Other factors which could materially affect such forward-looking information are described in the risk factors detailed in the offering documentation prepared and delivered by GFL in connection with the Notes Offering. Any forward-looking statement in this release speaks only as of the date of this release. GFL undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. For further information, please contact:

Patrick Dovigi Founder, President and Chief Executive Officer +1 905-326-0101 pdovigi@gflenv.com